

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

Mr. Henry W. Knueppel
Chairman and Chief Executive Officer
Regal Beloit Corporation
200 State Street
Beloit, Wisconsin 53511-6254

  Re: Regal Beloit Corporation
     Form 10-K for the Fiscal Year Ended January 2, 2010
     Filed March 2, 2010
     File No. 1-7283

Dear Mr. Knueppel:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief